                                                                                                                                                                                                                                                                                   Exhibit 99.2

PRELIMINARY FY 2022 REVENUE February 2023 LANVIN GROUP LANVIN Wolford sergio rossi ST. JOHN CARUSO

Disclaimber Forward-Looking Statements This presentation, including the sections “LANVIN GROUP 2022 PRELIMINARY REVENUES”, “2023 GUIDANCE”, “BRAND LEVEL RESULTS” and “APPENDIX”, contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, Lanvin Group’s ability to timely complete its financial closing procedures and finalize its consolidated financial statements for fiscal year 2022; changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of COVID-19 or similar public health crises on Lanvin Group’s business; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this presentation. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this presentation. Accordingly, reliance should not be placed upon the forward-looking statements. Preliminary Revenues Throughout this presentation, FY 2022 and 2022 half-year revenues are preliminary and unaudited. The audit of our financial statements will be finalized at the time of our 2022 consolidated financial statements. These unaudited financial data are not a comprehensive statement of our financial results for the year and the three months ended December 31, 2022, and should not be viewed as a substitute for our full annual financial statements prepared in accordance with IFRS. These preliminary unaudited financial results are subject to revision in connection with the Lanvin Group’s financial closing procedures, including the review of such financial results by Lanvin Group’s audit committee, and finalization and audit of Lanvin Group’s consolidated financial statements for the year ended December 31, 2022. During the preparation of Lanvin Group’s consolidated financial statements and related notes and the completion of the audit for the year ended December 31, 2022, additional adjustments to the preliminary estimated financial results presented above may be identified. Actual results for the periods reported may differ from these preliminary results. 2

AUNIQUE GLOBAL LUXURY PLATFORM “Our Strong results for 2022 reflect the culture of success we maintain within our organization and highlight the reputation of our brands. Lanvin Group’s strong entrepreneurial spirit is reflected in the creative excellence and luxury of our brands and products; and we engage our brands to elevates our community, environment, and consumer.” Joann Cheng, Chairman & CEO LANVIN GROUP

A WARDROBE OF LUXURY AND CONTEMPORARY ELEGANCE LANVIN GROUP’S BRANDS WORK TOGETHER TO BUILD A WARDROBE OF MODERN, GENERATIONAL LUXURY FOR ITS CONSUMERS BY SYNERGIZING EACH BRANDS’ IDEAS AND CORE SKILLS IN DESIGN AND PRODUCTION. LANVIN SINCE 1889 2022 Revenues – €121 million % of Group Revenues – 29% A Leader in French Haute Couture with a Rich Heritage sergio rossi ST. JOHN SINCE 1962 2022 Revenues – €86 million % of Group Revenues – 20% A Foundation of American Luxury; Building Wardrobes with Timeless yet Contemporary Style SINCE 1950 2022 Revenues – €127 million % of Group Revenues – 30% Iconic Skinwear Brand Originated from Austria that Combines Luxury, Technology, and Premier Manufacturing Wolford SINCE 1951 2022 Revenues – €62 million % of Group Revenues – 15% A Forerunner in Design; Manufacturing Shoes and Accessories with Provocative, Modern Sophistication from Italy SINCE 1958 2022 Revenues – €31 million % of Group Revenues – 7% The Reference Luxury Tailoring Manufacturer in Italy, Combining Traditional Skills with Innovation in Shapes and Material CARUSO Source: Company website. Company information. Note: All financial figures are unaudited estimates as of December 31, 2022 and represent each brand’s revenues, net of eliminations. 4

LANVIN GROUP 2022 PRELIMINARY REVENUES

THE GROUP HAD A STRONG YEAR WITH REVENUES EXCEEDING PLAN(1)

Key Highlights

- Lanvin Group (the "Group") consolidated revenue grew 38% to €425 million, beating plan
- Refocused brand strategies led to strong growth, with flagship brand Lanvin growing 67% YoY
- 44% growth in EMEA, 36% growth in NA, and 13% growth in GC despite COVID impact, reaffirming Group's global strategy
- 42% increase in global wholesale revenue, indicating growing brand appeal validated by worldwide fashion buyers
- DTC sales grew 35%, driven by improved store performance and digital initiatives

STRONG TOPLINE GROWTH FROM FY 2020 TO FY 2022

Total Revenue (2) € in millions


CAGR FY20-22: +38%
€223
12%
30%
43%
16%
€309 (3)
8%
9%
24%
35%
24%
€339 (4)
7%
17%
22%
32%
22%
€425
7%
15%
20%
30%
29%
2020A
2021A
2021PF
2022A
Lanvin
Wolford
St. John
Sergio Rossi
Caruso

+38% Group Revenue CAGR FY20-22

+86% Lanvin Revenue CAGR FY20-22

+60% Group GC Revenue CAGR FY20-22

+43% Group DTC Revenue CAGR FY20-22

BALANCED GROWTH ACROSS REGIONS AND CHANNELS

% of Total Revenue, *2022 YoY Growth %*


Greater China
Others
14%
4%
2021
48%
North America
35%
EMEA
Greater China
+13%
Others
+60%
11%
4%
2022
50%
North America
+36%
34%
EMEA
+44%
Wholesale
Others
2%
38%
2021
61%
DTC
Wholesale
+42%
Others
+15%
2%
39%
2022
60%
DTC
+35%

+44% EMEA Revenue Growth in 2022

+42% Wholesale Revenue Growth in 2022

Note: Results are presented on an unaudited basis.
(1) The Plan refers to the information provided in the Investor Presentation as of November 2022. Lanvin Group's previous guidance was published at the time of the announcement of the business combination between the Company and Primavera Capital Acquisition Corp. ("PCAC"). The guidance was also disclosed in the Company's registration statement on Form F-4 filed with the SEC (File No. 333-266095), under "Certain Unaudited Lanvin Group Prospective Financial Information".
(2) Total revenue of Lanvin group includes Group eliminations.
(3) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group's consolidated revenue starting from the acquisition date; Pro Forma results assume Sergio Rossi's revenue results for the full-year 2021.
(4) 2021 PF Revenue includes Sergio Rossi 12-month contributions.

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2023 GUIDANCE 01 Momentum to continue in 2023 with China reopening driving positive results; but global macro issues will present challenges 02 Topline growth driven by continued retail network optimization and expansion, digitalization, targeted branding and customer engagement, as well as strategic category extension 03 Ongoing margin improvement through focused brand strategies and increasing operational efficiency; on track for EBITDA breakeven in 2024 04 Potential new investment and acquisition opportunities to further complete brand ecosystem and generate synergies

Lanvin

LANVIN 2022 PRELIMINARY REVENUES AND 2023 GUIDANCE KEY HIGHLIGHTS Revenue grew 67% from €73M in 2021 to €121M in 2022 Wholesale increased 145%; demonstrating strong brand appeal and demand among global luxury retailers and buyers, especially for accessories 39% growth in DTC from improved product offerings, client engagement and global digital activations, even with limited net store increase EMEA grew by 111% driven by wholesale; North America continued strong momentum from 2021 and grew 79% 2023 driven by cementing Lanvin’s global position as the iconic and oldest operating French couture house; and expanding accessories to attract younger consumers Reopening of China and return of global travel expected to drive DTC growth Lanvin Global Revenue 2020A – 2022A € in millions H2 H1CAGR FY20-22: +86% €35M 2020A €73M 43M 29M 2021A €121M 57M 64M 2022A 2022 YoY Growth 67% 32% 117% Lanvin Global Revenue by Region and Channel in 2022 % of Total Revenues, 2022 YoY Growth % Others -4% Wholesale +145% DTC +39% 4% 43% 53% 2022 North America +79% Greater China +10% Others NM EMEA +111% 24% 21% 01% 55% Note: Revenue eliminations are not allocated by brand and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations. 8

Wolford

WOLFORD 2022 PRELIMINARY REVENUES AND 2023 GUIDANCE KEY HIGHLIGHTS Revenue grew 16% from €109M in 2021 to €127M in 2022 45% growth in North America, driven by DTC channel per brand strategy Focus on iconic/core products and athleisure was a winning combination; improving average ticket through expansion of ready-to-wear products Branding and marketing initiatives including successful collaborations with GCDS, ALBERTA FERRETTI, MUGLER and Sergio Rossi attracted new clients 2023 will be an opportunity for continued fiscal and operational improvements and reinforcement of current product and branding strategies Wolford Global Revenue 2020A – 2022A € in millions H2 H1 CAGR FY20-22: +15% €95M 2020A €109M 67M 42M 2021A €127M 72M 54M 2022A 2022YoY Growth % 16% 7% 29% Wolford Global Revenue by Region and Channel in 2022 % of Total Revenues, 2022 YoY Growth % Wholesale +3% Others NM DTC +21% 28% 0.5% 71% 2022 North America +45% Greater China -7% Others NM 1% EMEA +9% 25% 5% 68% 2022 Note: Revenue eliminations are not allocated by brand and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations. 10 sergio rossi

SERGIO ROSSI 2022 PRELIMINARY REVENUES AND 2023 GUIDANCE

KEY HIGHLIGHTS

- Acquired and integrated by the Group in July 2021; revenue grew 5% from €59M (Pro Forma) in 2021 to €62M in 2022
- Increased DTC contribution is driven by strong performance of retail stores in Japan and digital sales in China
- Strong results in EMEA, offset weakness in China from lockdowns
- Optimized product mix balancing carry-over and seasonal collections
- 2023 growth driven by new product launches and collaborations, recovery of Greater China, continued improvement in DTC, and ESG initiatives

Sergio Rossi Global Revenue 2020A – 2022A

€ in millions



H2
H1
YoY 21-22 Growth %
€29M
€59M
33M
26M
€62M
35M
27M
116%
22%
NM
2020A
2021A
2021PF
2022A

Sergio Rossi Global Revenue by Region and Channel in 2022

% of Total Revenues



Wholesale
48%
2022
52%
DTC
Others
23%
Greater China
16%
0.1%
North America
2022
62%
EMEA

Note: (1) Revenue eliminations are not allocated by brand and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations.
(2) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group's consolidated revenue starting from the acquisition date; audited 2021 revenue of the brand was €29M. Pro Forma results assume Sergio Rossi's revenue results for the full-year 2021.

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ST. JOHN

ST. JOHN 2022 PRELIMINARY REVENUES AND 2023 GUIDANCE KEY HIGHLIGHTS • Revenue grew 17% from €73M in 2021 to €86M in 2022 • 29% growth in DTC driven by targeted client and product strategies back to brand foundations • Strategic rationalization of Wholesale with further penetration of top partners; refocus on core North American market led to 20% growth and improvement in operating efficiency • 2023 to grow by continuing the transformation into brand-led business redefining American luxury with a timeless and functional offering • Optimizing retail experience, product mix, and operating initiatives will drive improving margin profile St. John Global Revenue 2020A—2022A € in millions 2022 YoY Growth % H2 H1 CAGR FY20-22: +14% €67M €73M €86M 17% 40M 44M 10% 33M 42M 26% 2020A 2021A 2022A St. John Global Revenue by Region and Channel in 2022 % of Total Revenues, 2022 YoY Growth % Wholesale -12% Others NM 1% DTC +29% 22% 77% 2022 Greater China -20% Others NM 1% EMEA NM 1% North America +20% 6% 92% 2022 Note: Revenue eliminations are not allocated by brand, and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations. 14

CARUSO

CARUSO 2022 PRELIMINARY REVENUES AND 2023 GUIDANCE KEY HIGHLIGHTS • Revenue grew 25% from €25M in 2021 to €31M in 2022 • Strong growth came from proprietary brand (Caruso) business thanks to attractive price and style positioning (luxurious Playful Elegance) • B2B Maisons manufacturing business increased solidly with new account acquisitions and made-to-measure production growth; building customer loyalty • 2023 is expected to see growth coming from focused investments in capacity expansion and increased operating efficiency, paired with a concentrated client and product portfolio • Caruso will continue to benefit from the “back to elegance” trend that’s gaining momentum Caruso Global Revenue 2020A – 2022A € in millions YoY 21-22 Growth % H2 H1 CAGR FY20-22: +8% 25% €26M €25M €31M 12M 16M 29% 12M 15M 21% 2020 2021 2022 Caruso Global Revenue by Region and Channel in 2022 % of Total Revenues, 2022 YoY Growth % Greater China +2% Others +7% North America +78% 19% 2% 5% 2022 74% EMEA +18% 2022 100% Wholesale +25% Note: Revenue eliminations are not allocated by brand, and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations. 16

APPENDIX LANVIN GROUP

LANVIN GROUP REVENUE RESULTS

(Euros in Thousands, unless otherwise noted)

Lanvin Group by Brand	Revenue								Growth %						
	2020A	2021A			2021PF[1]	2022A			2021A v 2020A	2022 H1 v 2021 H1	2022 H2 v 2021 H2	2022 H2 v 2022 H1	2022A v 2021A	2022A v 2021PF	20-22 CAGR
	FY	H1	H2	FY	FY	H1	H2	FY							
Lanvin	34,989	29,471	43,401	72,872	72,872	63,949	57,364	121,313	108%	117%	32%	(10%)	66%	66%	86%
Wolford	95,384	41,941	67,391	109,332	109,332	54,261	72,318	126,579	15%	29%	7%	33%	16%	16%	15%
St. John	66,512	33,373	39,721	73,094	73,094	41,924	43,839	85,763	10%	26%	10%	5%	17%	17%	14%
Sergio Rossi	0	0	28,737	28,737	59,206	26,969	34,960	61,929	NM	NM	22%	30%	116%	5%	NM
Caruso	26,351	12,328	12,367	24,695	24,695	14,919	15,900	30,819	(6%)	21%	29%	7%	25%	25%	8%
Total Brands	223,236	117,113	191,617	308,730	339,199	202,022	224,381	426,403	38%	73%	17%	11%	38%	26%	38%
Eliminations	(624)	(231)	323	92	92	(322)	(1,559)	(1,881)							
Total Group	**222,612**	**116,882**	**191,940**	**308,822**	**339,291**	**201,700**	**222,822**	**424,522**	**39%**	**73%**	**16%**	**10%**	**37%**	**25%**	**38%**

Lanvin Group by Geography	2020A	2021A			2022A			2021A v 2020A	2022 H1 v 2021 H1	2022 H2 v 2021 H2	2022 H2 v 2022 H1	2022A v 2021A	20-22 CAGR
	FY	H1	H2	FY	H1	H2	FY						
EMEA	113,883	51,712	96,485	148,197	98,674	115,123	213,797	30%	91%	19%	17%	44%	37%
North America	85,601	44,617	62,084	106,701	70,629	73,995	144,624	25%	58%	19%	5%	36%	30%
Greater China	18,751	17,317	25,201	42,518	22,888	24,993	47,881	127%	32%	(1%)	9%	13%	60%
Other	4,377	3,236	8,170	11,406	9,509	8,711	18,220	161%	194%	7%	(8%)	60%	104%
Total	**222,612**	**116,882**	**191,940**	**308,822**	**201,700**	**222,822**	**424,522**	**39%**	**73%**	**16%**	**10%**	**37%**	**38%**

Lanvin Group by Channel	2020A	2021A			2022A			2021A v 2020A	2022 H1 v 2021 H1	2022 H2 v 2021 H2	2022 H2 v 2022 H1	2022A v 2021A	20-22 CAGR
	FY	H1	H2	FY	H1	H2	FY						
DTC/eCommerce	124,354	69,275	117,538	186,813	115,191	137,608	252,799	50%	66%	17%	19%	35%	43%
Wholesale	93,156	44,352	72,065	116,417	83,611	81,675	165,286	25%	89%	13%	(2%)	42%	33%
Other	5,102	3,255	2,337	5,592	2,898	3,539	6,437	10%	(11%)	51%	22%	15%	12%
Total	**222,612**	**116,882**	**191,940**	**308,822**	**201,700**	**222,822**	**424,522**	**39%**	**73%**	**16%**	**10%**	**37%**	**38%**

Note: Results are presented on an unaudited basis.
(1) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group's consolidated revenue starting from the acquisition date; Pro Forma results assume Sergio Rossi's revenue results for the full-year 2021.

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INVESTOR RELATIONS CONTACT Investors Lanvin Group James Kim +1 917 442 5059 james.kim@lanvin-group.com Media FGS Global Richard Barton +852 9301 2056 or +41 79 922 7892 richard.barton@fgsglobal.com LANVIN GROUP